CERTIFICATE OF QUALIFIED PERSON Vikram Khera, P.Eng. (BC) AMEC Americas Ltd., 700-2020 Winston Park Dr. Oakville, ON L6H 6X7 CA Tel: (905) 829-5400 Fax: (905) 829-5401 vikram.khera@amec.com

I, Vikram Khera, am employed as a Financial Analyst with AMEC Americas Limited.

This certificate applies to the technical report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I am a member of Professional Engineers and Geoscientists of BC. I graduated from the University of British Columbia in 2002 with a Bachelor of Applied Science degree in Chemical Engineering.

I have practiced my profession for 8 years since graduation.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Bisha Polymetallic Operation (the “Project”).

I am responsible for Sections 18.11, 18.12 and 18.13 and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the Technical Report.

I am independent of Nevsun Resources Limited as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Project since November 2010, during preparation of this Technical Report.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed” Vikram Khera, P.Eng. Dated: 28 March 2011

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